SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the fiscal year ended December 31, 2003

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from        to

Commission file number 0-16214

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Albany International Corp. Prosperity Plus Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Albany International Corp.
1373 Broadway, Albany, New York  12204

Item 4.

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of net assets available for plan benefits

Statements of changes in net assets available for plan benefits

Notes to financial statements

Supplemental Schedule:
Schedule of assets held at December 31, 2003*

Exhibits:

23. Consent of Independent Registered Public Accounting Firm (Filed electronically herewith.)

*                             Refers to required schedule in Form 5500 (Annual Return/Report of Employee Benefit Plan) for the year ended December 31, 2003.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Albany International Prosperity Plus Savings Plan
(Name of Plan)

Date:	June 28, 2004	/s/ Thomas R. Beecher, Jr.
Thomas R. Beecher, Jr.
Chairman, Compensation Committee

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

Albany International Corp. Prosperity Plus Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Albany International Corp. Prosperity Plus Savings Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

June 11, 2004

Albany International Corp.

Prosperity Plus Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002

Assets
Investments, at fair value
Registered investment companies	$140,840,257	$104,282,187
Albany International Class A common stock	41,818,127	31,882,960
Participant loans	7,662,849	6,792,775
Common/collective trust	43,998,440	39,606,907
Total investments	234,319,673	182,564,829
Employer contribution receivable	1,765,142	1,775,730
Net assets available for benefits	$236,084,815	$184,340,559

The accompanying notes are an integral part of the financial statements.

Albany International Corp.

Prosperity Plus Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2003 and 2002

	2003	2002

Additions
Investment income (loss)
Interest and dividend income from investments	$4,493,733	$4,523,371
Interest income, participant loans	525,243	541,999
Net appreciation (depreciation) in fair value of investments	43,839,218	(19,096,225)
	48,858,194	(14,030,855)
Contributions
Employer	6,193,647	5,920,123
Participant	9,292,241	9,404,809
	15,485,888	15,324,932
Total additions	64,344,082	1,294,077

Deductions
Payment of benefits	12,584,652	16,269,005
Other deductions	15,174	13,644
Total deductions	12,599,826	16,282,649
Net increase (decrease)	51,744,256	(14,988,572)
Net assets available for benefits
Beginning of year	184,340,559	199,329,131
End of year	$236,084,815	$184,340,559

The accompanying notes are an integral part of the financial statements.

Albany International Corp.

Prosperity Plus Savings Plan

Notes to Financial Statements

December 31, 2003 and 2002

1.                          Description of Plan

The following description of the Albany International Corp. (the “Company”) Prosperity Plus Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  The Plan covers all full time domestic employees of the Company and its subsidiaries who are 21 years of age or older.

Contributions

Employees may make voluntary contributions to the Plan of 1% to 15% of eligible compensation, subject to certain limitations, on a before-and/or after-tax basis as defined in the Plan.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers ten registered investment companies, a common/collective trust and Albany International Class A common stock.  The Company makes a matching contribution to the Plan in varying percentages up to 5% of the participant’s eligible compensation (which may be in a combination of both shares of Company Class A stock and cash).

The Plan was amended to include Albany International Class A common stock as an investment option for employee contributions, effective April 1, 2002.  Also, effective March 15, 2002, employees can convert any portion of Albany International Class A common stock previously allocated to their match and profit sharing accounts as of December 31, 2000 into the other available investment fund options.  Beginning at age 50, a participant may convert each year, up to 10% of his or her account, matching contribution, and profit sharing contribution in Albany International Class A common stock into one of the other available investment alternatives.  Effective March 15, 2003, employees may convert any of the Albany International Class A common stock in their match and profit sharing accounts into the other available investment fund options.

The Company’s matching contributions included $3,757,335 (138,244 shares) and $3,790,935 (161,914 shares) of Albany International Class A common stock during the 2003 and 2002 plan years, respectively.

Profit-Sharing Contribution

The Plan provides for a profit-sharing contribution.  Profit-sharing contributions are based upon a minimum 1% employee participation in the Plan and are in addition to, and separate from, Company matching contributions.  In order to receive a profit-sharing contribution, an employee must be an active contributing participant in the Plan during the final quarter of the year for which the profit-sharing contribution is made, unless the employee has been suspended from participation because of a hardship withdrawal.  If an employee is eligible, yet chooses to participate for less than a full year, the profit-sharing contribution will be pro-rated.  An employee who retires during the year is also eligible to receive a profit sharing contribution on a pro-rata basis.  The amount of the profit sharing contribution is based on a formula stated at the beginning of the year.  The Company contribution for profit-sharing may be made in either cash or common stock (or both) following the end of the year.

The profit sharing contributions were $1,765,142 and $1,775,730 for the years ended 2003 and 2002, respectively.

During 2003, the Company made an additional profit sharing contribution of $319,500 to Plan participants not eligible for benefits under the Albany International Corp. Pension Plus Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their and the Company’s contributions plus actual earnings thereon.

Pension Purchase

The Plan allows retiring plan participants to purchase additional pension benefits by transferring existing Plan account balances to the Company’s Pension Plus Plan.  The decision to make a pension purchase must be made 60 days prior to retirement.  Once the pension purchase option is elected, the election is irrevocable after retirement.

Payment of Benefits

Upon termination of service, total disability, death or retirement, participants have the option to receive an amount equal to the value of their accounts in a lump sum payment or, in the case of total disability or retirement, monthly installments over a period not to exceed 15 years.  Participants may also elect prior to retirement to withdraw up to 100% of their after-tax contributions and up to 100% of before-tax contributions if the Internal Revenue Service’s criteria for “financial hardship” are met.

Plan Termination

The Company intends to continue the Plan indefinitely but reserves the right to modify, amend, suspend or terminate the Plan.  In the event of plan termination, distributions would be allocated based on the value of the participant accounts.

Administrative Costs

The Plan stipulates that all costs incurred in administering the Plan shall be borne by the Company or, if the Employee Benefits Committee so determines, by the Plan.  The Company paid Plan administrative expenses of approximately $52,737 and $78,453 during 2003 and 2002, respectively.

2.                          Summary of Significant Accounting Policies

Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period.  Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.

Investments in registered investment companies are valued at the latest quoted sales price on the last business day of the year, which represents the net asset value of shares held by the Plan at year end.

The investment in the common/collective trust is recorded at fair value based on the Plan’s share of the fund’s net asset value.

The common stock of Albany International Corp. is valued at the latest quoted price on the last business day of the year.

Participant loans are valued at cost which approximates fair value.

Security transactions are recorded on a trade-date basis.  Gains or losses on sales of securities are based on average cost.

Dividend income is recorded on the ex-dividend date.  Dividends declared by the Board of Directors of the Company on Albany International Corp. Class A common stock may be reinvested in the Plan or received as a cash distribution as elected by the participant.  Total cash dividends received by participants included in payment of benefits is $274,363 and $344,720 for the years ended December 31, 2003 and 2002, respectively.  Interest income is recorded as earned.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains and losses and unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefit payments are recorded when paid.

3.                          Investments

Plan investments for December 31 are as follows:

	2003	2002
Investments at fair value as determined by quoted market price
Registered investment companies	$140,840,257	$104,282,187
Albany International Class A common stock	41,818,127	31,882,960
	182,658,384	136,165,147
Investments at estimated value
Common/collective trust	43,998,440	39,606,907
Participant loans	7,662,849	6,792,775
	51,661,289	46,399,682

Total investments	$234,319,673	$182,564,829

The following investments represent 5% or more of net assets available for benefits:

	2003	2002

Vanguard 500 Index Fund	$47,642,027	$31,895,579
Vanguard Prime Money Market		10,655,835
Vanguard Windsor Fund	37,222,125	25,323,737
Vanguard Wellesley Inv	17,674,213	15,807,188
Albany International Class A common stock	41,818,127	31,882,960
Vanguard Retirement Savings Trust	43,998,440	39,606,907

During 2003 and 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2003	2002

Common stock	$19,161,687	$1,259,562
Registered investment companies	24,677,531	(20,355,787)

	$43,839,218	$(19,096,225)

4.                          Albany International Common Stock

Information about the net assets and the significant components of the changes in net assets relating to Albany International Class A common stock is as follows:

	December 31,
	2003	2002

Net assets
Albany International Class A common stock	$41,818,127	$31,882,960
Employer profit sharing contribution receivable	1,624,315	1,640,789

	$43,442,442	$33,523,749

Changes in net assets
Investment income	$19,161,687	$1,259,562
Employer matching contribution	3,757,335	3,790,935
Employer profit sharing contribution	1,624,315	1,640,789
Payment of benefits	(1,729,413)	(2,184,411)
Net transfers to/from participant directed investments	(12,895,231)	(14,080,521)

	$9,918,693	$(9,573,646)

5.                          Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 and additional amounts in multiples of $500 up to a maximum equal to the lesser of $50,000 or 50% of their account balance.  Interest rates on loans are determined by the Employee Benefits Committee from time to time with the rate remaining constant throughout the life of the loan (rates range between 6.79% and 10.08%).  Loans are to be repaid through payroll deductions, although they may be repaid in a lump sum amount, generally over a period from 1 to 5 years except for loans for the purchase of a primary residence.  Home purchase loan repayments range from 5 to 20 years.

6.                          Related Party Transactions

The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company (“VFTC”).  VFTC acts as trustee for the investments held by the Plan.  The Plan also invests in shares of the Plan Sponsor’s, Albany International Class A common stock.  Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

7.                          Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated January 31, 2003, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Code.  The Plan has been amended since receiving the determination letter.  However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.  Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Albany International Corp.

Prosperity Plus Savings Plan

Schedule of Assets (Held at End of Year)

December 31, 2003

EIN 14-0462060

Attachment to Form 5500, Schedule H, Line 4(i) - “Schedule of Assets (Held at End of Year)”

Identity of Issue		Investment Type	Cost	Current Value

*	Vanguard 500 Index Fund	Registered Investment Company	$48,557,855	$47,642,027
*	Vanguard Explorer Fund	Registered Investment Company	529,647	605,331
*	Vanguard Extend Market Index Inv	Registered Investment Company	8,154,202	7,957,182
*	Vanguard IT Bond Index	Registered Investment Company	3,880,886	3,929,380
*	Vanguard Int’l Growth Fund	Registered Investment Company	6,382,810	6,081,289
*	Vanguard LT Corporate Inv	Registered Investment Company	187,741	189,586
*	Vanguard Prime Money Market	Registered Investment Company	8,716,263	8,716,263
*	Vanguard STAR Fund	Registered Investment Company	10,728,274	10,822,861
*	Vanguard Wellesley Inv	Registered Investment Company	17,501,945	17,674,213
*	Vanguard Windsor Fund	Registered Investment Company	36,487,118	37,222,125
*	Vanguard Retirement Savings Trust	Common/Collective Trust	43,998,440	43,998,440
*	Albany International Stock Fund	Common Stock	24,027,933	41,818,127
*	Loan Fund	6.79% - 10.08%	7,662,849	7,662,849
	Total assets held for investment purposes		$216,815,963	$234,319,673

*                 Party-in-Interest as defined by ERISA